

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Mr. Danny J. Heatly
Vice President, Accounting
Devon Energy Corporation
20 North Broadway
Oklahoma City, OK 73102-8260

> **Re: Devon Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Schedule 14A**
> **Filed April 28, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 1-32318**

Dear Mr. Heatly:

        We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                                        Sincerely,

                                         /s/ Brad Skinner

                                        Brad Skinner
                                        Senior Assistant Chief Accountant